UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              Sunterra Corporation
                            ------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    86787D208
                                    ---------
                                 (CUSIP Number)


                          Bay Harbour Management, L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 26, 2007
                -------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.707832200


________________________________________________________________________________
1    Name of Reporting Persons       Bay Harbour Management, L.C.
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     [_]

________________________________________________________________________________
6    Citizenship or Place of Organization

     Florida
________________________________________________________________________________
                  7    Sole Voting Power
                  ______________________________________________________________
Number of         8    Shared Voting Power              1,797,645
                  ______________________________________________________________
Shares Bene-      9    Sole Dispositive Power
                  ______________________________________________________________
ficially Owned    10   Shared Dispositive Power         1,797,645

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person   1,797,645

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)    9.1%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)           IA

________________________________________________________________________________

CUSIP No.707832309


________________________________________________________________________________
1    Name of Reporting Persons       Bay Harbour Master Ltd. (1)
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)


     OO
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     [_]

________________________________________________________________________________
6    Citizenship or Place of Organization

     Cayman Islands

________________________________________________________________________________
                  7    Sole Voting Power
                  ______________________________________________________________
Number of         8    Shared Voting Power       1,216,700
                  ______________________________________________________________
Shares Bene-      9    Sole Dispositive Power
                  ______________________________________________________________
ficially Owned    10   Shared Dispositive Power  1,216,700

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person   1,216,700

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)    6.2%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)           IV

________________________________________________________________________________

(1) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the "Investment Manager") and currently holds 1,216,700 shares of the Issuer's Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 1,216,700 shares of the Issuer's Common Stock held by the Reporting Person, hold an aggregate of 1,797,645 shares of the Issuer's Common Stock.

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on December 22, 2006, with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Sunterra Corporation, a Maryland corporation (the "Issuer"). The address of the executive offices of the Issuer is 3865 W. Cheyenne Ave., North Las Vegas, Nevada, 89032.

ITEM 2.  IDENTITY AND BACKGROUND

     (a-f) This Schedule 13D is being filed by Bay Harbour Management L.C. (the "Investment Manager") and Bay Harbour Master Ltd. ("BHM" and together with the Investment Manager, the "Reporting Persons"). The directors, executive officers and control persons of the Investment Manager are Steven A. Van Dyke, Douglas P. Teitelbaum, and John D. Stout.

     Steven A. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Managing Principal of the Investment Manager. Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Investment Manager. John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Investment Manager.

     The Investment Manager is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, New York, NY 10022.

     BHM is an investment fund managed by the Investment Manager and is a Cayman Islands exempted company with its registered office located at c/o Fortis Prime Fund Solutions (Cayman) Limited, Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 2003 GT, Grand Cayman, Cayman Islands.

     During the past five years, neither of the Reporting Persons (nor any of Messrs. Van Dyke, Teitelbaum or Stout) have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the $6,199,900 used to purchase the Common Stock on February 26, 2007 and the funds used by the Reporting Person to make all previous and subsequent purchases of the Common Stock were various investment funds and accounts managed on a discretionary basis by the Reporting Person, including BHM (together, the "Funds").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a) As of the date of this Amendment No. 1, BHM beneficially owns 1,216,700 shares of Common Stock. Including the holdings of BHM, the Investment Manager beneficially owns an aggregate of 1,797,645 shares of Common Stock (the "Shares"). The Reporting Persons share voting and dispositive power over the holdings of BHM and the Investment Manager shares voting and dispositive power over the remaining shares held by the other Funds with such other Funds, to the extent of each of their holdings. As of March 8, 2007, the Shares represented 9.1% of the approximate total 19,719,896 shares of Common Stock outstanding as previously reported by the Issuer. Other than BHM, none of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Reporting Persons share voting and dispositive power over the 1,216,700 shares of Common Stock held directly by BHM. The Investment Manager shares voting and dispositive power with each of the remaining Funds with respect to such Funds' individual holdings, which are an aggregate of 580,945 shares.
                                       4

     (c) On February 14, 2007, the Investment Manager, on behalf of the Funds, acquired 50,300 shares of Common Stock in one transaction in the OTC market for $13.206 per share. On February 20, 2007, the Investment Manager, on behalf of BHM, acquired 8,300 shares of Common Stock in one transaction in the OTC market for $12.50 per share. On February 21, 2007, the Investment Manager, on behalf of BHM, acquired an additional 11,800 shares of Common Stock in one transaction in the OTC market for $12.50 per share. On February 26, 2007, the Investment Manager, on behalf of the Funds, acquired 500,000 shares of Common Stock in one transaction in the OTC market for $12.3998 per share.

     (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of the relationships between the Reporting Person and the Funds, as described in Item 2, the Reporting Person and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this
Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Person is a beneficial owner of any such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A.  Joint Filing Agreement dated March 8, 2007.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: March 8, 2007                  Bay Harbour Management, L.C.


                                        /s/ Kurt Cellar
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner


                                     Bay Harbour Master Ltd.


                                        /s/ Kurt Cellar
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner of the Investment Manager

                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

     Bay Harbour Management L.C. and Bay Harbour Master Ltd. in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the
Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Date: March 8, 2007                  Bay Harbour Management, L.C.


                                        /s/ Kurt Cellar
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner


                                     Bay Harbour Master Ltd.


                                        /s/ Kurt Cellar
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner of the Investment Manager